SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                    -----------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                    -----------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                    -----------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    -----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X                Form 40-F
                            ---                         ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                    No  X
                          ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated March 4, 2003 in connection with its submission to Health Canada requesting approval for enhancements to its Novacor(R) LVAS product.

News Release

FOR IMMEDIATE RELEASE

                WORLDHEART SEEKS APPROVAL FROM HEALTH CANADA FOR
                      ENHANCEMENTS TO ITS NOVACOR(R) LVAS

OTTAWA - March 4, 2003 (OTCBB: WHRTF, TSX WHT) -World Heart Corporation (WorldHeart) today announced it has made a submission to Health Canada requesting approval for enhancements to its Novacor(R) LVAS (left ventricular assist system).



The refinements are intended primarily to enhance recipients' quality of life by having a quieter device and smaller, lighter, longer-lasting battery packs. These enhancements, which are commercially available in Europe and under review for approval in the United States by the Food and Drug Administration (FDA), are the result of the evolution of extensive clinical experience with the Novacor(R) LVAS.

Improvements that will directly benefit recipients include:
     o    Quieter pump operation
     o    New battery packs that are 40% lighter and operate for 60% longer
     o    A smaller, quieter battery charger

Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of WorldHeart, sees the enhancements as adding to the quality of life of Novacor(R) LVAS recipients who often live with their assist device for many months or years. "Novacor(R) LVAS has an outstanding record of long-term support, with recipients living with Novacor(R) LVAS for several years, including one Italian recipient for more than five years. We are seeing increasing use in Canada, with recipients returning home to active life. These enhancements will make everyday life more comfortable and convenient, expanding the quality of life for these people," Dr. Mussivand said.

About Novacor(R) LVAS
---------------------
Novacor(R) LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1400 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pump for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor(R) LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's destination-therapy submission. Approval of Novacor(R) LVAS for use by end-stage heart-failure patients who are not candidates for transplantation would significantly expand the product's potential market.

In Europe, the Novacor(R) LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.



For more information, please contact:
------------------------------------

Rod Bryden
President and CEO
World Heart Corporation
(613) 226-4278, ext: 2210

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date:  March 4, 2003                    By:      /s/  Ian Malone
                                           -------------------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer